`


Mail Stop 0308


February 3, 2005


VIA U.S. MAIL AND FACSIMILE

Patrick A. Galliher, President
RMD Technologies, Inc.
308 West 5th Street
Holtville, California  92250

Re:	RMD Technologies, Inc.
      Registration Statement on Form 10-SB
      File No. 0-51109
      Filed January 7, 2004

Dear Mr. Galliher:

            We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

              Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1.   Description of Business
Industry
1. Please review this section to ensure that you identify the source for the industry and other data that you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management`s belief, industry data, scientific reports or any other source. Please revise accordingly. If the information is based upon reports, articles or studies, please supplementally provide these documents to us appropriately marked and dated. As examples of statements for which you should clarify the source or provide us with supplemental support are the following:

a. The growth of technology in California has been defined as "explosive."

b. All California businesses are required by law to use electronic waste recycling services.

c. There is a need to recycle over 30 million existing computer systems currently in the state and the number increases by over 4 million per year.

d. Proposed California regulations will require 50% of the electronics sold be recycled by 2005 and will require the recycling of 90% by the year 2008.

e. The economic advantages you describe under Market Summary.

Again, these are only examples. We may have further comments based upon your response.
2. Please explain why you believe "[o]other companies must follow suit or risk being labeled as gross polluters," or delete that statement.

Services Description
3. Please revise this section to describe more clearly and concisely your current activities and sources of revenues. Indicate the percentage of your revenues derived from each of recycling e-waste and reselling refurbished equipment online. Also indicate whether you sell these refurbished products online through your website or the websites of others. The magnitude of your business is unclear, as you appear to have only seven employees. Please clarify.
4. Please identify the party or parties that recognized that reuse of refurbished equipment is the "best method" and most environmentally correct method of recycling electronics. Also provide supplemental support for this statement.
5. To the extent possible, indicate more clearly in each of the third and fourth paragraphs when you anticipate opening your training facilities. Also, please explain the prerequisites, including any certification, financial or other requirements of opening these facilities.


6. Please provide the basis for the last sentence in the fifth paragraph.
7. We note your inclusion of projected income. Please clarify whether you intend to refer to net income or revenues by your reference to income. Also, to the extent that you include revenue amounts, you should balance that amount with a net income amount. Refer to Item 10(d) of Regulation S-B.
8. In the sixth paragraph, please explain the statement that you are
"more selective" in choosing your customers. Please clarify to whom you are referring in your comparison.

Market Summary
9. Please revise the first sentence as a statement of the company`s belief.
10. In the second bullet, please clarify that these lease rates are shown on a monthly basis.
11. Please explain in further detail the third bulleted paragraph.
12. Please explain "IID" in the fourth bulleted paragraph.

Competitive Comparison
13. Please delete the second sentence in the last paragraph of this section.

Sales Literature
14. Briefly explain the significance of your service mark on the phrase "E-Waste Solutions."
15. In risk factor (c), please delete the last sentence as it mitigates the risk. Similarly, please delete the last sentence in risk factor (f). Also, we note that you indicated that government regulation and compliance costs are minimal. Please ensure that this risk factor disclosure is consistent with other disclosure in the document.
16. In risk factor (g), you indicate that your articles of incorporation include indemnification provisions, yet we could not locate any indemnification provisions in your articles of incorporation. Please advise or revise.
17. We note in the third paragraph of risk factor (i) that you intend to apply for listing on the Over the Counter Bulletin Board. Please be aware that an issuer does not apply to "list" its common stock on the OTC Bulletin Board. Rather, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Please revise.
18. In the fourth paragraph of risk factor (i), please delete the last two sentences as they mitigate the risk.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operation

Overview
19. Please revise the second sentence to indicate that it is a statement of your belief.

Results of Operations for the Year Ended May 31, 2004
20. You refer to revenues in several places as "gross income."
This
reference may be confused with gross profit.   Please revise your
filing wherever you make reference to "gross income" to refer to "revenues."
21. Please revise your discussion of results of operations to provide key operational metrics used by management, if any, in order to supplement and provide context to understand changes in sales and costs. In this regard, we assume that pounds recycled may be a useful operational measure. See SEC Release No. 33-8350 (available at www.sec.gov) issued December 19, 2003, especially section III.B.1 for guidance.

22. Where you describe two or more business reasons that
contributed
to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical.  For
example,
where you provide a list of the contributing factors to your increase
in expenses when comparing the financial year ended May 31, 2004 to
the financial year ended May 31, 2003, please provide
quantification
of individual impacts.   Refer to Item 303 of Regulation S-B.

Results of Operations for the Three Months Ended August 31, 2004
23. The sales line item of your statements of operations for the three months ended August 31, 2004 was $2,672 for the three months ended August 31, 2003 and was $30,674 for the three months ended August 31, 2004. The sales line item as a percentage of total revenues increased from approximately 6% to approximately 36% for the three months ended August 31, 2003 and August 31, 2004, respectively.
Please discuss this significant increase. Refer to Item 303 of Regulation S-B.

Technological and Market Changes
24. We note disclosure indicating that you intend to upgrade and introduce new products and services; however, we have not seen disclosure regarding new products elsewhere in the registration statement. Please revise the registration statement to discuss specifically the new products you expect to introduce.

Operating Activities
25. Accounts payable totaled $22,286 and $79,109 for fiscal years 2003 and 2004, respectively, an increase, or cash provided, of $56,823. While we understand that payment of accounts payable results in a cash outflow we do not understand how the decrease in cash provided by operating activities is attributed to payment of accounts payable given that the increase in accounts payable provided, rather than used, cash of $56,823. It appears that the increase in your net loss and the increase in accounts receivable were the principal drivers of the decrease in cash provided by operating activities. Please revise your discussion of net cash used in operating activities for the year ended May 31, 2004 to discuss the specific reasons for the decrease in cash flow. Please ensure that your revised discussion is not merely a recitation of changes evident from the financial statements. Provide analysis explaining the underlying reasons for the fluctuations in the accounts.
Refer
to Item 303 of Regulation S-B.
26. You state that a significant portion of the cash provided for the three months ended August 31, 2004 is attributed to a decrease in accounts payable. A decrease in accounts payable results in a cash outflow. Please revise. Please ensure that your revised discussion is not merely a recitation of changes evident from the financial statements. Provide analysis explaining the underlying reasons for the fluctuations in the accounts. Refer to Item 303 of Regulation S-
B.

Liquidity and Capital Resources
27. Please add discussion of how you expect current operations to affect liquidity. Refer to Item 303 of Regulation S-B.
28. Please describe any material commitments for capital
expenditures
and the expected sources of funds for those expenditures. For example, we noted that you are negotiating the purchase of the property currently housing all of your operations. Refer to Item 303 of Regulation S-B.

Item 3. Description of Property
29. Please clarify that you do not own the property. Refer to Item
102 of Regulation S-B.

Item 5.  Directors, Officers, Promoters and Control Persons
30. Please revise Mr. Galliher`s biography to provide more clearly and concisely the information required by Item 401(a)(4) of Regulation S-B. For example, disclose Mr. Galliher`s position at Kayena Communications, and disclose the nature of that business. Also, delete gratuitous information, such as the size of PLK, Inc.

Item 7.  Certain Relationships and Related Transactions
31. State the reason for the loans to the company you describe.
32. Please specifically identify the brother of the Vice
President,
state the date of the loan and explain why the note does not bear interest despite its terms.

Item 8. Description of Securities
33. You state that as of the date of the filing you had 15,000,000 shares of common stock issued and outstanding and 85,000,000 shares authorized but unissued. Your balance sheet as of August 31, 2004 states that you had 100,000,000 shares of common stock authorized and
15,002,300 shares issued.  Please advise or revise.

Part II.
Item 1.  Market Price for Common Equity and Related Stockholder
Matters
34. Disclose the number of holders as of the most recent practicable date.

Financial Statements for the Three Months Ended August 31, 2004
and
2003
General
35. Please update your interim financial statements through November
30, 2004 in accordance with Item 310 of Regulation S-B.

Balance Sheet
36. Please revise your filing to expense all organizational costs in accordance with paragraph 12 of SOP 98-5 or reclassify capitalizable costs, if any, to a more appropriate balance sheet caption. To the extent you believe that any organizational costs are capitalizable tell us why with reference to authoritative literature supporting your position.
37. Item 7 of Part I, Certain Relationships and Related Transactions, states that on June 26, 2004 you issued 15,000,000 restricted shares of common stock for services rendered and to be rendered. Item 4 of
Part II, Recent Sales of Unregistered Securities, states that these shares were issued for services rendered. Please reconcile the apparent inconsistency between these two disclosures. If shares were issued for services to be rendered please explain how you accounted for the issuance of restricted stock. Refer to SFAS 123 for guidance.
38. Notwithstanding the preceding comment, please explain how the services were valued at $15,000.
39. Please explain why rent expense is $0 for the three months ended
August 31, 2004.

Financial Statements for the Fiscal Years Ended May 31, 2004 and
2003

Statements of Operations
40. The line item "cost of sales" appears to exclude many costs of providing your services and selling your products. Specifically, it appears that you exclude the allocable portion of rent, depreciation, labor, gas, truck parts, maintenance, etc. associated with providing your services and selling your products. Please revise your filing to reclassify all applicable costs of selling your products and services to cost of sales.
41. You disclose revenues from services and sales separately. Please revise your presentation of cost of sales to provide disaggregated disclosure that mirrors your presentation of revenues.

Balance Sheets
42. Your payable to related individuals line item refers to Note
2.
It appears that you should refer to Note 3.  Please revise.

Statements of Cash Flows
43. Accounts payable totaled $22,286 and $79,109 for the fiscal years ended 2003 and 2004, respectively, an increase, or cash provided, of
$56,823. Please revise your statement of cash flows to remove the brackets from the increase in accounts payable.

Notes to Financial Statements
Note 1. Summary of Significant Accounting Policies
General
44. Please supplementally explain and disclose how your inventory cost is determined. Specifically address what personnel, warehouse, freight charges and other general and administrative costs are capitalized and why you determined to include or exclude the costs from inventory. Refer to Chapter 4 of ARB No. 43.
45. Please disclose the specific nature of costs classified as cost
of sales in the statements of operations.
46. Please disclose the specific nature of costs classified in other
selling, general and administrative expenses.
47. If material, please disclose your allowance for doubtful accounts
for the years presented and your accounting policy for the determination of the allowance for doubtful accounts. If deemed immaterial, please supplementally provide the allowance for doubtful accounts balances for the years presented and tell us why you believe
the disclosure is immaterial.  Please follow the guidance in SAB
99
when assessing materiality.

Revenue Recognition
48. Your sales line item of the statements of operations was approximately 15% of total revenues. Please disclose your revenue recognition policy for this line item.

Property, Plant and Equipment
49. You state that depreciation expense for fiscal year 2003 totaled
$8,457. Depreciation expense per the fiscal 2003 statement of operations and statement of cash flows totaled $4,299. Please revise or advise.

Part II

Item 4.  Recent Sales of Unregistered Securities
50. Identify the individuals who received unregistered securities and indicate the number of shares each received. Also, describe the services each of these individuals performed.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Adam Phippen, Staff Accountant, at 202-824-
5549
or George Ohsiek, Accounting Branch Chief, at (202) 942-2905 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-942-1898, Ellie Quarles, Special Counsel, at (202) 942-1859,
or
me at 202-942-1900 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director



cc:	Brian Faulkner, Esq.
      27127 Calle Arroyo, Suite 1923
      San Juan Capistrano, CA  92675
      Fax:  949-240-1362


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Patrick A. Galliher
February 3, 2005
Page 9